O’Neill Law Group PLLC	435 Martin Street, Suite 1010
Blaine, WA 98230

Stephen F.X. O’Neill* Christian I. Cu** Conrad Y. Nest*	Telephone:	360-332-3300
	Facsimile:	360-332-2291
	E-mail:	cic@stockslaw.com

File #4373

April 28, 2006

VIA EDGAR & FEDEX

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
Office of Emerging Growth Companies
450 Fifth Street, N.W.
Mail Stop 3561
Washington, D.C. 20549

Attention: Maureen Bauer, Staff Accountant

Dear Sirs/Mesdames:

RE:	LABURNUM VENTURES,\ INC. (the “Company”)
	-	Registration Statement on Form SB-2 Originally filed February 21, 2006
	-	File Number 333-131953

We write on behalf of the Company in response to your comment letter dated March 16, 2006 regarding the above-referenced Form SB-2 filing (the “Comment Letter”). On behalf of the Company, we have filed with the United States Securities and Exchange Commission (the “SEC”) via the EDGAR system, an amended Registration Statement on Form SB-2/A (as revised, the "Amended Form SB-2"). We enclose with this letter a copy of the Amended Form SB-2, along with a redlined copy reflecting the changes from the previous filing.

In addition to the Amended Form SB-2, we also provide below our responses to the comments made in the Comment Letter. Our responses herein are based on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Amended Form SB-2.

FINANCIAL STATEMENTS, PAGE 41

1.	YOUR ATTENTION IS DIRECTED TO ITEM 310(G) OF REGULATION S-B AND THE NEED FOR UPDATED FINANCIAL STATEMENTS AND RELATED DISCLOSURES.

VANCOUVER OFFICE:	O’Neill Law Corporation Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3 Tel: (604) 687-5792 / Fax: (604) 687-6650

*Washington and British Columbia Bars; ** Nevada, Washington and British Columbia Bars

O’Neill Law Group PLLC	2
United States Securities and Exchange Commission
Attention: Maureen Bauer, Staff Accountant

In accordance with Item 310(g) of Regulation S-B, the Company has included with the Amended Form SB-2 unaudited interim financial statements for the three month period ended January 31, 2006.

NOTE 3. MINERAL PROPERTY, PAGE 47

2.

SINCE THE COMPANY IS IN ITS PRE-EXPLORATION STAGE AND HAS NOT DETERMINED THAT ITS MINING CLAIMS HAVE ANY COMMERCIALLY MINABLE DEPOSITS, IT DOES NOT APPEAR APPROPRIATE TO CAPITALIZE THE RELATED ACQUISITION COSTS BASED ON THE GUIDANCE IN INDUSTRY GUIDE 7. PLEASE ADVISE OR REVISE.

In response to this comment, the Company has amended its audited financial statements for the year ended October 31, 2005 to expense the acquisition costs of its mineral property.

EXHIBIT 23.1

3.	YOU ARE REMINDED THAT A CURRENTLY DATED CONSENT OF THE INDEPENDENT ACCOUNTANTS WITH TYPED SIGNATURE SHOULD BE INCLUDED IN ANY AMENDMENT TO THE REGISTRATION STATEMENT.

A currently dated consent of the Company’s independent accountants has been included as Exhibit 23.1 to the Amended Form SB-2.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

“Christian I. Cu”

CHRISTIAN I. CU

CIC/dml

Enclosures

cc:	Laburnum Ventures Inc.
Attn: Thomas R. Brown, President